SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                     _______________________


                        SCHEDULE 14D-9/A

 SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
               THE SECURITIES EXCHANGE ACT OF 1934

                        (Amendment No. 5)

                     BAYCORP HOLDINGS, LTD.
                    (Name of Subject Company)

                     BAYCORP HOLDINGS, LTD.
               (Name of Persons Filing Statement)

             COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 (Title of Class of Securities)

                            072728108
              (CUSIP Number of Class of Securities)

                    ________________________


                       FRANK W. GETMAN JR.
               PRESIDENT & CHIEF EXECUTIVE OFFICER
                     BAYCORP HOLDINGS, LTD.
                    ONE NEW HAMPSHIRE AVENUE
                            SUITE 125
                      PORTSMOUTH, NH 03801
                   TELEPHONE:  (603) 766-4990

  (Name, Address and Telephone Numbers of Person Authorized to
   Receive Notices and Communications on Behalf of the Persons
                        Filing Statement)

                           COPIES TO:

        RICHARD A. SAMUELS                 M. DOUGLAS DUNN AND
    MCLANE, GRAF, RAULERSON &                JOHN T. O'CONNOR
            MIDDLETON,             MILBANK, TWEED, HADLEY & MCCLOY LLP
     PROFESSIONAL ASSOCIATION           ONE CHASE MANHATTAN PLAZA
          900 ELM STREET                   NEW YORK, NY  10005
       MANCHESTER, NH 03105             TELEPHONE:  (212) 530-5548
    TELEPHONE: (603) 628-1470

__ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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
                        Explanatory Note

     This Amendment No. 5 amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on October 12, 2005 and
amended on November 2, November 4, and November 10, 2005, by BayCorp Holdings, Ltd., a Delaware corporation (the "Company"). The Schedule 14D-9 relates to the tender offer by Sloan Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Sloan Group Ltd., a Bahamas international business corporation ("Sloan Group"), disclosed in a Tender Offer Statement on Schedule TO ("Schedule TO") dated October 12, 2005 and amended on November 2, November 4, November 10, and November 14, 2005 offering to purchase all of the issued and outstanding shares of common stock of the Company at a price of $14.19 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated October 12, 2005, as supplemented, and included as an exhibit to the Schedule TO, and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

     This Amendment is being filed to include as an exhibit under
Item 9 of the Schedule 14D-9 a press release issued by the Company and Sloan Group announcing the expiration of the Offer and the acceptance of the tendered shares and to include information relating to the expiration under Item 8. The information in the Schedule 14D-9 is hereby expressly incorporated in this Amendment by reference.

Item 8.        Additional Information

Item 8 of the Schedule 14D-9 is hereby amended by adding the following paragraph after the last paragraph of Item 8:

     "The Offer expired at 12:00 midnight Eastern time on Thursday, November 10, 2005. Parent and Purchaser have been advised by SunTrust Bank, which is serving as the Depositary in connection with the Offer, that as of the expiration of the Offer, a total of 499,310 shares were tendered in the Offer, including 1,036 shares covered by notices of guaranteed delivery. All such shares have been accepted for payment in accordance with the terms of the Offer. The tendered shares, together with the 25,000 shares that had already been held by Sloan Acquisition Corp. and its affiliates, represent approximately 91.7% of the outstanding common stock of the Company. Pursuant to the terms and conditions of the Merger Agreement, Purchaser intends to merge itself with and into the Company, and each outstanding share of Company common stock not tendered pursuant to the Offer (other than shares held in the treasury of the Company or by Purchaser, Sloan Group or any direct or indirect subsidiary of Sloan Group or the Company, and other than shares held by stockholders who properly perfect appraisal rights under Delaware law) will be converted into the right to receive $14.19 per share in cash, without interest. Following the consummation of the Merger, the Company will continue as the surviving entity and a wholly owned subsidiary of Sloan Group."

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

Item 9.        Exhibits.

The following exhibit is added to Item 9:

(a)(5)(v) Text of Joint Press Release of Sloan Group and the Company, dated November 11, 2005.


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


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              BAYCORP HOLDINGS, LTD.


                              By:  /s/ Frank W. Getman Jr.
                                   ________________________
                              Name:     Frank W. Getman Jr.
                              Title:    President & CEO

Date: November 14, 2005




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